UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported):  November 6, 2018

ENLINK MIDSTREAM, LLC

(Exact name of registrant as specified in its charter)

DELAWARE	001-36336	46-4108528
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1722 ROUTH STREET, SUITE 1300 DALLAS, TEXAS	75201
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:  (214) 953-9500

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02.                                        Results of Operations and Financial Condition.

On November 6, 2018, EnLink Midstream, LLC (the “Registrant”) issued a press release reporting its financial results for the quarter ended September 30, 2018. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and will be published on the Registrant’s website at www.enlink.com. In accordance with General Instruction B.2 of Form 8-K, the information set forth in this Item 2.02 and in the attached exhibit are deemed to be furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 7.01.                                        Regulation FD Disclosure.

On November 6, 2018, the Registrant published an Operations Report, which will be available on the Registrant’s website, www.enlink.com, under “Investors — ENLC — Events & Presentations — Presentations.” In accordance with General Instruction B.2 of Form 8-K, the information set forth in this Item 7.01 shall be deemed to be furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act.

Item 9.01.                                        Financial Statements and Exhibits.

(d)                                 Exhibits.

In accordance with General Instruction B.2 of Form 8-K, the information set forth in the attached exhibit is deemed to be furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act.

EXHIBIT NUMBER		DESCRIPTION

99.1	—	Press Release dated November 6, 2018.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENLINK MIDSTREAM, LLC

	By:	EnLink Midstream Manager, LLC,
its Managing Member

Date: November 6, 2018	By:	/s/ Eric D. Batchelder
Eric D. Batchelder
Executive Vice President and
Chief Financial Officer

3

Exhibit 99.1

FOR IMMEDIATE RELEASE

NOVEMBER 6, 2018

Investor Relations: Kate Walsh, Vice President of Investor Relations, 214-721-9696, kate.walsh@enlink.com

Media Relations: Jill McMillan, Vice President of Public & Industry Affairs, 214-721-9271, jill.mcmillan@enlink.com

EnLink Midstream Reports Third Quarter 2018 Results, Announces Cajun-Sibon III, and Adds NGL Fractionation Capacity

DALLAS, November 6, 2018 — The EnLink Midstream companies (EnLink), EnLink Midstream Partners, LP (NYSE: ENLK) (the Partnership or ENLK) and EnLink Midstream, LLC (NYSE: ENLC) (the General Partner or ENLC), reported financial results for the third quarter of 2018, announced Cajun-Sibon III, a project to expand natural gas liquids (NGL) infrastructure across its Gulf Coast asset platform, and added incremental NGL fractionation capacity in Louisiana. EnLink also reaffirmed and increased certain full-year 2018 guidance measures.

Highlights

•                  ENLK reported net income attributable to ENLK after non-controlling interest of approximately $43 million for the third quarter of 2018, compared to approximately $26 million for the third quarter of 2017, representing approximately 69 percent growth.

•                  ENLK achieved approximately $267 million of adjusted EBITDA net to ENLK for the third quarter of 2018, compared to approximately $217 million for the third quarter of 2017, representing approximately 23 percent growth. Adjusted EBITDA is a non-GAAP measure and is explained in greater detail under “Non-GAAP Financial Information.”

•                  ENLK achieved approximately $187 million of distributable cash flow (DCF) for the third quarter of 2018, compared to approximately $150 million for the third quarter of 2017, representing approximately 25 percent growth.  ENLK’s distribution coverage was 1.21x for the third quarter of 2018.  Distributable cash flow (DCF) is a non-GAAP measure and is explained in greater detail under “Non-GAAP Financial Information.”

•                  ENLK’s four operating segments all experienced quarter-over-quarter, and year-over-year segment profit growth. The Oklahoma segment delivered strong segment profit growth of 35 percent for the third quarter of 2018 as compared to the third quarter of 2017.

•                  The Crude and Condensate segment experienced stand-out segment profit growth during the third quarter of 2018, with results increasing 134 percent over the third quarter of 2017. Key growth drivers going forward for the Crude and Condensate assets are EnLink’s crude oil gathering systems expansions around its existing platforms in Oklahoma’s prolific STACK play and the Permian’s Delaware and Midland basins. EnLink has made considerable investments during 2018 to establish its crude gathering platforms in both of these key growth basins, and expects significant, capital-efficient, volume growth during 2019 and beyond.

•                  ENLC reported net income attributable to ENLC after non-controlling interest of approximately $8 million for the third quarter of 2018, compared to approximately $6 million for the third quarter of 2017, representing approximately 24 percent growth.

•                  ENLC achieved approximately $58 million of cash available for distribution for the third quarter of 2018, compared to approximately $55 million for the third quarter of 2017, representing approximately 6 percent growth. Cash available for distribution is a non-GAAP measure and is explained in greater detail under “Non-GAAP Financial Information.”

•                  EnLink announced Cajun-Sibon III, a project to expand takeaway capacity from the Mont Belvieu NGL hub region to EnLink’s fractionation facilities in Louisiana. EnLink concurrently announced the completion of an expansion project of its fractionation capacity in Louisiana.  The two projects combine to unlock the ability to fractionate between 30,000 barrels (bbls/d) and 35,000 bbls/d of incremental NGLs once Cajun-Sibon III is operational, which is expected during the second quarter of 2019. Project costs amount to approximately $50 million.

•                  EnLink announced commercial success in the Permian’s Delaware Basin with the signing of a new long-term, fee-based natural gas gathering and processing contract underpinned by acreage dedications. The new contract is with a large, independent, investment-grade, publicly traded producer.

•                  ENLK reaffirmed its full-year 2018 net income and adjusted EBITDA guidance. The net income guidance range for 2018 is $329 million to $369 million. The adjusted EBITDA guidance range for 2018 is $1.00 billion to $1.05 billion, and ENLK continues to expect full-year results to be at the high end of this range.

•                  ENLK increased its full-year 2018 DCF guidance range to $700 million to $730 million, up from $680 million to $710 million, and simultaneously raised expectations for the full-year 2018 distribution coverage range to 1.15x to 1.20x, up from 1.10x to 1.15x.

•                  On October 22, EnLink announced plans to simplify the organizational structure with ENLC agreeing to acquire all outstanding common units of ENLK not already owned by ENLC in a unit-for-unit exchange transaction. The transaction is progressing as anticipated and is expected to close during the first quarter of 2019 subject to the satisfaction or waiver of certain conditions.

“EnLink has performed tremendously well during the first three quarters of 2018, with strong year-over-year growth across our core asset areas, and we expect to finish the year at the high end of our guidance,” said Michael J. Garberding, President and Chief Executive Officer of EnLink.  “I am proud of the evolution and growth of our company, with the recent announcement of our organizational structure simplification, and now with our high-returning NGL expansion projects along the Gulf Coast.  We are executing on a visible, solid, long-term growth plan, supported by a strong base business, and we will continue to focus on creating lasting value for all of our stakeholders.”

EnLink Midstream Partners, LP:  Third Quarter 2018 Financial Results

•                  The Partnership reported net income attributable to ENLK of $43.2 million for the third quarter of 2018, compared to net income of $25.5 million for the third quarter of 2017.

•                  The Partnership achieved $267.0 million of adjusted EBITDA net to ENLK for the third quarter of 2018, compared to $216.8 million for the third quarter of 2017.

•                  The Partnership reported net cash provided by operating activities of $113.1 million for the third quarter of 2018, compared to $200.8 million for the third quarter of 2017.

•                  DCF attributable to ENLK’s common units was $186.6 million for the third quarter of 2018, compared to $150.1 million for the third quarter of 2017.

•                  ENLK reaffirmed certain full-year 2018 guidance metrics, with net income expected in the range of $329 million to $369 million and adjusted EBITDA expected in the range of $1.00 billion to $1.05 billion. Management continues to expect ENLK full-year 2018 adjusted EBITDA results to be at the high end of the guidance range. ENLK also reaffirmed its 2019 adjusted EBITDA expectations of approximately 5 percent growth over the 2018 guidance midpoint.

•                  ENLK raised its 2018 DCF guidance range to $700 million to $730 million, up from $680 million to $710 million.

•                  ENLK’s distribution coverage was 1.21x for the third quarter of 2018, compared to 0.99x for the third quarter of 2017. ENLK raised expectations for the full-year 2018 distribution coverage range to 1.15x to 1.20x, up from 1.10x to 1.15x.

•                  Debt to adjusted EBITDA as of September 30, 2018, was 3.85x, compared to 3.72x as of September 30, 2017, as calculated under the terms of ENLK’s credit facility. Debt to adjusted EBITDA for 2018 is expected to be in the range of 3.85x to 4.00x.

•                  Growth capital expenditures net to ENLK for the third quarter of 2018 totaled approximately $187 million, which combined with the first half of 2018 expenditures of approximately $308 million, results in year-to-date growth capital expenditures of approximately $495 million. ENLK reaffirmed its guidance range for growth capital expenditures of $685 million to $755 million and expects to fund the majority of the equity portion with cash flow from the business, resulting in limited need for equity funding.

•                  As of November 1, ENLK had 353,100,985 common units outstanding.

EnLink Midstream, LLC:  Third Quarter 2018 Financial Results

•                  The General Partner reported net income attributable to ENLC of $7.7 million for the third quarter of 2018, compared to net income of $6.2 million for the third quarter of 2017.

•                  ENLC’s cash available for distribution totaled $58.1 million for the third quarter of 2018, compared to $54.8 million for the third quarter of 2017. Cash available for distribution for the third quarter of 2018 included $10.6 million related to ENLC’s approximately 16 percent interest in EnLink Oklahoma Gas Processing LP (together with its subsidiaries, “EOGP”)

•                  ENLC reaffirmed its full-year 2018 net income guidance, with net income expected in the range of $285 million to $343 million. ENLC reaffirmed its cash available for distribution guidance range of $230 million to $240 million.

•                  Growth capital expenditures net to ENLC for the third quarter of 2018 totaled approximately $18 million, which combined with the first half of 2018 growth capital expenditures of approximately $33 million, results in a year-to-date total of approximately $51 million.

•                  ENLC’s distribution coverage was 1.17x for the third quarter of 2018, which matches the distribution coverage of 1.17x for the third quarter of 2017. ENLC’s distribution coverage for 2018 is expected to remain in-line with the previously disclosed guidance range of 1.16x to 1.22x.

•                  As of November 1, ENLC had 181,294,967 common units outstanding.

NGL Expansion Update:

EnLink announced Cajun-Sibon III, a project to expand takeaway capacity from the Mont Belvieu NGL hub region to EnLink’s fractionation facilities in Louisiana. EnLink concurrently announced the completion of an expansion project of its fractionation capacity in Louisiana.  The two projects combine to unlock the ability to fractionate between 30,000 bbls/d and 35,000 bbls/d of incremental NGLs once Cajun-Sibon III is operational.

EnLink operates a comprehensive fractionation and distribution system along the Gulf Coast, which delivers purity products to growing refinery demand and export markets. These announced projects represent the next step in a multi-phased platform expansion initiative underway, which capitalizes on EnLink’s franchise fractionation position in Louisiana.

Cajun-Sibon III is expected to expand current NGL throughput capacity to approximately 185,000 bbls/d. The growth capital expenditures associated with Cajun-Sibon III are expected to be approximately $50 million, the majority of which will be for additional pump stations along the pipeline. The expansion is expected to generate an average annual adjusted EBITDA multiple of two to three times, and is expected to be operational during the second quarter of 2019.

EnLink also completed an expansion of its fractionation capacity in Louisiana to 193,000 bbls/d. The incremental fractionation capacity was achieved by investing in cost-effective upgrades to EnLink’s Eunice and Plaquemine facilities, and the investment required less than $10 million. The additional capacity, along with currently available capacity, is expected to be fully utilized once Cajun-Sibon III is operational. Quarterly fractionation volumes are expected to average in the range of 180,000 bbls/d to 185,000 bbls/d, taking into consideration various operational factors that impact facility run-time and effective capacity.

Segment Updates:

Oklahoma:

•                  EnLink’s Oklahoma segment reported strong segment profit growth year over year. Third quarter of 2018 segment profit of $107.0 million was up from $79.1 million reported in the third quarter of 2017, representing an increase of 35 percent. EnLink’s Oklahoma segment also experienced solid volume growth year over year, with the third quarter of 2018 gas gathering, transportation, and processing volumes increasing over 40 percent from third quarter of 2017. Segment profit and volume growth in Central Oklahoma are expected to remain robust as the diverse group of producer customers on EnLink’s dedicated acreage continues to deliver strong well results and continues the transition to full-field development.

•                  Construction of EnLink’s previously announced Thunderbird processing plant is progressing well and remains on track to be operational during the first quarter of 2019. Once operational, Thunderbird will increase EnLink’s gas processing capacity in Central Oklahoma by 200 million cubic feet per day (MMcf/d), bringing total gas processing capacity to over 1.2 billion cubic feet per day (Bcf/d). EnLink’s ongoing development in the active Central Oklahoma region reinforces its position as one of the largest and most cost-efficient providers of natural gas processing in the STACK.

Texas:

•                  EnLink’s Midland Basin natural gas volume activity experienced solid growth during the third quarter of 2018, with average gathering and transportation volumes having increased by approximately 27 percent, and average processing volumes having increased by 19 percent, as compared to the third quarter of 2017. This growth trend is expected to continue throughout the remainder of 2018 and into 2019. EnLink’s Midland Basin processing capacity was approximately 67 percent utilized during the third quarter of 2018, and the exit utilization rate for 2018 is projected to be approximately 80 percent.

•                  EnLink announced commercial success in the Permian’s Delaware Basin with the signing of a new long-term, fee-based natural gas gathering and processing contract underpinned by acreage dedications. The new contract is with a large, independent, investment-grade, publicly traded producer.

•                  Natural gas volumes across EnLink’s Delaware Basin Joint Venture (JV) experienced solid growth during the third quarter of 2018, with average gathering and transportation volumes having increased by approximately 92 percent and average processing volumes having increased by approximately 97 percent, as compared to the third quarter of 2017.

•                  The JV previously announced the construction of Lobo III, a new 200 MMcf/d expansion of gas processing capacity at the existing Lobo complex. Construction of Lobo III is progressing well, and the first 100 MMcf/d expansion is expected to be operational during November 2018. The second 100 MMcf/d expansion is expected to be operational during the first quarter of 2019.

•                  EnLink’s operations in the Barnett Shale continue to benefit from cost optimization initiatives, resulting in a segment profit increase of approximately six percent for the third quarter of 2018 as compared to the third quarter of 2017. Processing volumes declined by approximately five percent, and gathering and transportation volumes declined by approximately eight percent, as compared to the third quarter of 2017. Producer customers on EnLink’s footprint are reinvigorating their operational and drilling plans in the Barnett Shale, which is translating into improved long-term volume stability and profitability on EnLink’s footprint.

Louisiana:

•                  EnLink’s NGL network continues to benefit from growth in liquids output from EnLink’s STACK and Permian operations. Average NGL volumes on EnLink’s system increased by approximately 13 percent during the third quarter of 2018, as compared to the third quarter of 2017. Segment profit contribution from EnLink’s NGL operations for the third quarter of 2018 increased by approximately 21 percent as compared to the third quarter of 2017, driven by increased volumes.

•                  EnLink experienced record volumes on its Louisiana gas system during the third quarter of 2018, driven by strong industrial and LNG demand across its Gulf Coast network. Average gathering and transportation throughput on EnLink’s Louisiana gas system exceeded 2 Bcf/d for the fifth consecutive quarter and reflects a 13 percent increase in average quarterly volumes for the third quarter of 2018 as compared to the third quarter of 2017. Volumes for the full-year are expected to remain at the high end of initial expectations.

Crude and Condensate:

•                  EnLink’s Crude and Condensate segment experienced strong segment profit growth during the third quarter of 2018, with segment profit increasing approximately 133 percent over the third quarter of 2017. EnLink’s Ohio River Valley operations and Greater Chickadee crude oil gathering system in the Midland Basin were key contributors of the growth during the quarter. The Greater Chickadee crude oil gathering system achieved average volumes of approximately 46,600 bbls/d during the third quarter of 2018, which represents over 50 percent growth as compared to the third quarter of 2017.

•                  Key growth drivers going forward for the Crude and Condensate segment are EnLink’s crude oil gathering system expansions around its existing platforms in Oklahoma’s prolific STACK play, and the Permian’s Delaware and Midland basins. EnLink has made considerable investments during 2018 to establish its crude gathering platforms in both of these key growth basins, and expects significant, capital-efficient volume growth during 2019 and beyond.

Simplification Update

On October 22, EnLink announced the simplification of its organizational structure in a transaction whereby ENLC will acquire all outstanding common units of ENLK not already owned by ENLC in a unit-for-unit exchange transaction. The transaction is expected to close in the first quarter of 2019 subject to the satisfaction or waiver of certain closing conditions. For additional details, please refer to the previously issued press release.

Third Quarter 2018 Earnings Call Details

The General Partner and the Partnership will hold a conference call to discuss third quarter 2018 results on Wednesday, November 7, at 8 a.m. Central Time (9 a.m. Eastern Time). The dial-in number for the call is 1-855-656-0924. Callers outside the United States should dial 1-412-542-4172. Participants can also preregister for the conference call by navigating to http://dpregister.com/10124340 where they will receive dial-in information upon completion of preregistration. Interested parties can access an archived replay of the call on the Investors’ page of EnLink’s website at EnLink.com.

About the EnLink Midstream Companies

EnLink provides integrated midstream services across natural gas, crude oil, condensate, and NGL commodities.  EnLink operates in several top U.S. basins and is strategically focused on the core growth areas of the Permian’s Midland and Delaware basins, Oklahoma’s Midcontinent, and Louisiana’s Gulf Coast. Headquartered in Dallas, EnLink is publicly traded through EnLink Midstream, LLC (NYSE: ENLC), the General Partner, and EnLink Midstream Partners, LP (NYSE: ENLK), the Master Limited Partnership. Visit EnLink.com for more information on how EnLink connects energy to life.

Non-GAAP Financial Information & Other Definitions

This press release contains non-generally accepted accounting principles financial measures that we refer to as adjusted EBITDA, distributable cash flow available to common unitholders (“distributable cash flow”), and the General Partner’s cash available for distribution. We define adjusted EBITDA as net income (loss) plus interest expense, provision (benefit) for income taxes, depreciation and amortization expense, impairments, unit-based compensation, (gain) loss on non-cash derivatives, (gain) loss on disposition of assets, (gain) loss on extinguishment of debt, successful transaction costs (if any), accretion expense associated with asset retirement obligations, non-cash rent and distributions from unconsolidated affiliate investments less payments under onerous performance obligations, non-controlling interest, (income) loss from unconsolidated affiliate investments and non-cash revenue from contract restructuring. We define distributable cash flow as adjusted EBITDA (defined above), net to the Partnership, less interest expense (excluding amortization of the EOGP acquisition installment payable discount), litigation settlement adjustment, interest rate swaps, current income taxes and other non-distributable cash flows, accrued cash distributions on Series B Preferred Units and Series C Preferred Units paid or expected to be paid, and maintenance capital expenditures, excluding maintenance capital expenditures that were contributed by other entities and relate to the non-controlling interest share of our consolidated entities. The General Partner’s cash available for distribution is defined as net income (loss) of the General Partner less the net income (loss) attributable to the Partnership, which is consolidated into the General Partner’s net income (loss), plus the General Partner’s (i) share of distributions from the Partnership, (ii) share of EOGP’s non-cash expenses, (iii) deferred income tax expense (benefit), (iv) corporate goodwill impairment, if any, and (v) successful acquisition transaction costs, if any, less the General Partner’s interest in maintenance capital expenditures of EOGP, and less third-party non-controlling interest share of the Partnership’s net income (loss) from consolidated affiliates.

The Partnership’s distribution coverage is calculated by dividing distributable cash flow by distributions declared to the General Partner and the common unitholders. The General Partner’s distribution coverage is calculated by dividing cash available for distribution by distributions declared by the General Partner.

Growth capital expenditures generally include capital expenditures made for acquisitions or capital improvements that we expect will increase our asset base, operating income or operating capacity over the long-term.  Maintenance capital expenditures generally include capital expenditures made to replace partially or fully depreciated assets in order to maintain the existing operating capacity of the assets and to extend their useful lives.

The Partnership and General Partner believe these measures are useful to investors because they may provide users of this financial information with meaningful comparisons between current results and previously-reported results and a meaningful measure of each of the Partnership’s and the General Partner’s cash flow after it has satisfied the capital and related requirements of its operations.  In addition, adjusted EBITDA achievement is a primary metric used in the Partnership’s credit facility and short-term incentive program for compensating its employees.

Segment profit (loss) is defined as operating income (loss) plus general and administrative expenses, depreciation and amortization, (gain) loss on disposition of assets, impairments and (gain) loss on litigation settlement. Segment profit (loss) includes non-cash compensation expenses reflected in operating expenses. See “Item 8. Financial Statements and Supplementary Data — Note 15 — Segment Information” in ENLK’s Annual Report on Form 10-K for the year ended December 31, 2017, and, when available, “Item 1. Financial Statements — Note 11—Segment Information” in ENLK’s Quarterly Report on Form 10-Q for the three months ended September 30, 2018, for further information about segment profit (loss).

Adjusted EBITDA, distributable cash flow, and cash available for distribution, as defined above, are not measures of financial performance or liquidity under GAAP. They should not be considered in isolation or as an indicator of the Partnership’s and the General Partner’s performance. Furthermore, they should not be seen as a substitute for metrics prepared in accordance with GAAP. Reconciliations of these measures to their most directly comparable GAAP measures are included in the following tables.  See ENLK’s and ENLC’s filings with the Securities and Exchange Commission for more information.

Important Information for Investors and Unitholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, EnLink Midstream, LLC (“ENLC”) expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary joint information statement and proxy statement of ENLC and EnLink Midstream Partners, LP (“ENLK”) that also constitutes a preliminary prospectus of ENLC. After the registration statement is declared effective, ENLK will mail a definitive proxy statement/prospectus to unitholders of ENLK, and ENLC will mail a definitive information statement to unitholders of ENLC. This material is not a substitute for the joint information statement/proxy statement/prospectus or registration statement or for any other document that ENLC or ENLK may file with the SEC and send to ENLC’s and/or ENLK’s unitholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF ENLC AND ENLK ARE URGED TO READ THE JOINT INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint information statement/proxy statement/prospectus (when available) and other documents filed with the SEC by ENLC or ENLK through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ENLC and ENLK will be available free of charge on ENLC’s and ENLK’s website at www.enlink.com, in the “Investors” tab, or by contacting ENLC’s and ENLK’s Investor Relations Department at 214-721-9696.

ENLC and the directors and executive officers of the managing member of ENLC and the directors and executive officers of the general partner of ENLK may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of the managing member of ENLC may be found in its Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 21, 2018. Information about the directors and executive officers of the general partner of ENLK may be found in its Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 21, 2018. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws. Although these statements reflect the current views, assumptions and expectations of our management, the matters addressed herein involve certain assumptions, risks and uncertainties that could cause actual activities, performance, outcomes and results to differ materially from those indicated herein. Therefore, you should not rely on any of these forward-looking statements. All statements, other than statements of historical fact, included in this press release constitute forward-looking statements, including but not limited to statements identified by the words “forecast,” “may,” “believe,” “will,” “should,” “plan,” “predict,” “anticipate,” “intend,” “estimate,” and “expect” and similar expressions. Such forward-looking statements include, but are not limited to, statements about guidance, projected or forecasted financial and operating results, timing for completion of construction or expansion projects, expected financial and operational results associated with certain projects, future operational results of our customers, results in certain basins, future rig count information, the proposed simplification transaction between EnLink Midstream Partners, LP and EnLink Midstream, LLC, the expected consideration to be received in connection with the closing of the proposed simplification transaction, the timing of the consummation of the proposed simplification transaction, if it will be consummated at all, objectives, expectations, and intentions, and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect our financial condition, results of operations, or cash flows include, without limitation,(a) the dependence on Devon for a substantial portion of the natural gas and crude that we gather, process, and transport, (b) developments that materially and adversely affect Devon or other customers, (c) Devon’s ability to compete with us, (d) adverse developments in the midstream business may reduce our ability to make distributions, (e) our vulnerability to having a significant portion of our operations concentrated in the Barnett Shale, (f) potential conflicts of interest of Global Infrastructure Partners (“GIP”) with us and the potential for GIP to favor GIP’s own interests to the detriment of the unitholders, (g) GIP’s ability to compete with us and the fact that it is not required to offer us the opportunity to acquire additional assets or businesses, (h) a default under GIP’s credit facility could result in a change in control of us, could adversely affect the price of our common units, and could result in a default under our credit facility, (i) continually competing for crude oil, condensate, natural gas, and NGL supplies and any decrease in the availability of such commodities, (j) decreases in the volumes that we gather, process, fractionate, or transport, (k) construction risks in our major development projects, (l) our ability to receive or renew required permits and other approvals, (m) changes in the availability and cost of capital, including as a result of a change in our credit rating, (n) operating hazards, natural disasters, weather-related issues or delays, casualty losses, and other matters beyond our control, (o) impairments to goodwill, long-lived assets and equity method investments, and (p) the effects of existing and future laws and governmental regulations, including environmental and climate change requirements and other uncertainties. These and other applicable uncertainties, factors, and risks are described more fully in EnLink Midstream Partners, LP’s and EnLink Midstream, LLC’s filings with the Securities and Exchange Commission, including EnLink Midstream Partners, LP’s and EnLink Midstream, LLC’s

Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Neither EnLink Midstream Partners, LP nor EnLink Midstream, LLC assumes any obligation to update any forward-looking statements.

The assumptions and estimates underlying the forecasted financial information included in the guidance information in this press release are inherently uncertain and, though considered reasonable by the EnLink management team as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forecasted financial information. Accordingly, there can be no assurance that the forecasted results are indicative of EnLink’s future performance or that actual results will not differ materially from those presented in the forecasted financial information. Inclusion of the forecasted financial information in this press release should not be regarded as a representation by any person that the results contained in the forecasted financial information will be achieved.

EnLink Midstream Partners, LP

Selected Financial Data

(All amounts in millions except per unit amounts)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Total revenues	$2,114.3	$1,397.9	$5,640.7	$3,983.4
Cost of sales	1,696.6	1,053.2	4,403.7	2,987.9
Gross operating margin	417.7	344.7	1,237.0	995.5
Operating costs and expenses, excluding cost of sales:
Operating expenses	114.7	102.1	337.3	308.8
General and administrative	39.2	30.0	94.5	94.6
Loss on disposition of assets	—	1.1	1.3	0.8
Depreciation and amortization	146.7	136.3	430.1	407.1
Impairments	24.6	1.8	24.6	8.8
Gain on litigation settlement	—	—	—	(26.0)
Total operating costs and expenses, excluding cost of sales	325.2	271.3	887.8	794.1
Operating income	92.5	73.4	349.2	201.4
Other income (expense):
Interest expense, net of interest income	(44.1)	(48.9)	(131.5)	(140.5)
Gain on extinguishment of debt	—	—	—	9.0
Income from unconsolidated affiliates	4.3	4.4	11.7	5.0
Other income	0.1	0.3	0.3	0.5
Total other expense	(39.7)	(44.2)	(119.5)	(126.0)
Income before non-controlling interest and income taxes	52.8	29.2	229.7	75.4
Income tax benefit (provision)	(0.9)	(0.5)	0.2	(0.7)
Net income	51.9	28.7	229.9	74.7
Net income attributable to non-controlling interest	8.7	3.2	27.7	1.5
Net income attributable to ENLK	$43.2	$25.5	$202.2	$73.2
General partner interest in net income	$7.7	$10.6	$29.5	$27.3
Limited partners’ interest in net income (loss) attributable to ENLK	$5.2	$(8.6)	$85.7	$(18.4)
Series B preferred interest in net income attributable to ENLK	$24.3	$22.8	$69.0	$63.6
Series C preferred interest in net income attributable to ENLK	$6.0	$0.7	$18.0	$0.7
Net income (loss) attributable to ENLK per limited partners’ unit:
Basic common unit	$0.01	$(0.02)	$0.24	$(0.05)
Diluted common unit	$0.01	$(0.02)	$0.24	$(0.05)

EnLink Midstream Partners, LP

Reconciliation of Net Income to Adjusted EBITDA and

Distributable Cash Flow and Calculation of Coverage Ratio

(All amounts in millions except ratios and per unit amounts) (Unaudited)

Three Months Ended September 30,	Nine Months Ended September 30,
2018	2017	2018	2017
Net income	$51.9	$28.7	$229.9	$74.7
Interest expense, net of interest income	44.1	48.9	131.5	140.5
Depreciation and amortization	146.7	136.3	430.1	407.1
Impairments	24.6	1.8	24.6	8.8
Income from unconsolidated affiliates (1)	(4.3)	(4.4)	(11.7)	(5.0)
Distributions from unconsolidated affiliates	5.3	4.0	16.7	11.4
Loss on disposition of assets	—	1.1	1.3	0.8
Gain on extinguishment of debt	—	—	—	(9.0)
Unit-based compensation	17.0	10.1	31.6	38.7
Income tax provision (benefit)	0.9	0.5	(0.2)	0.7
(Gain) loss on non-cash derivatives	0.8	3.3	14.8	(3.8)
Payments under onerous performance obligation offset to other current and long-term liabilities	(4.5)	(4.5)	(13.5)	(13.5)
Non-cash revenue from contract restructuring (2)	—	—	(45.5)	—
Other (3)	1.3	0.8	2.0	3.5
Adjusted EBITDA before non-controlling interest	$283.8	$226.6	$811.6	$654.9
Non-controlling interest share of adjusted EBITDA (4)	(16.8)	(9.8)	(43.7)	(20.8)
Adjusted EBITDA, net to ENLK	$267.0	$216.8	$767.9	$634.1
Interest expense, net of interest income	(44.1)	(48.9)	(131.5)	(140.5)
Amortization of EOGP installment payable discount included in interest expense (5)	—	6.4	0.5	19.9
Litigation settlement adjustment (6)	—	—	—	(18.1)
Current taxes and other	(2.1)	(0.7)	(3.3)	(0.9)
Maintenance capital expenditures, net to ENLK (7)	(11.8)	(6.9)	(30.1)	(20.5)
Preferred unit accrued cash distributions (8)	(22.4)	(16.6)	(66.9)	(16.6)
Distributable cash flow	$186.6	$150.1	$536.6	$457.4

Actual declared distribution to common unitholders	$154.3	$152.2	$460.2	$455.5
Distribution coverage	1.21	x	0.99	x	1.17	x	1.00	x
Distributions declared per limited partner unit	$0.39	$0.39	$1.17	$1.17

(1)         Includes a loss of $3.4 million for the nine months ended September 30, 2017 from the sale of HEP in March 2017.

(2)         In May 2018, we restructured a natural gas gathering and processing contract, and, as a result, recognized non-cash revenue representing the discounted present value of a secured term loan receivable.

(3)         Includes accretion expense associated with asset retirement obligations, non-cash rent, which relates to lease incentives pro-rated over the lease term, and transaction costs, primarily associated with costs we incurred related to the acquisition by GIP of equity interests in ENLK, ENLC, and the managing member of ENLC previously held by subsidiaries of Devon Energy Corporation (the “GIP Transaction”).

(4)         Non-controlling interest share of adjusted EBITDA includes ENLC’s 16.1% share of adjusted EBITDA from EOGP, NGP Natural Resources XI, L.P.’s (“NGP”) 49.9% share of adjusted EBITDA from the Delaware Basin JV, Marathon Petroleum Corporation’s 50% share of adjusted EBITDA from the Ascension JV, and other minor non-controlling interests.

(5)         Amortization of the EOGP installment payable discount is considered non-cash interest under the ENLK credit facility since the payment under the payable is consideration for the acquisition of the EOGP assets.

(6)         Represents recoveries from a lawsuit settled in 2017 for amounts not previously deducted from distributable cash flow.

(7)         Excludes maintenance capital expenditures that were contributed by other entities and relate to the non-controlling interest share of our consolidated entities.

(8)         Represents the cash distributions earned by the Series B Preferred Units and Series C Preferred Units of $16.4 million and $6.0 million, respectively, for the three months ended September 30, 2018, $48.9 million and $18.0 million, respectively, for the nine months ended September 30, 2018, cash distributions earned by the Series B Preferred Units of $15.9 million for the three and nine months ended September 30, 2017, and cash distributions earned by the Series C Preferred Units of $0.7 million for the three and nine months ended September 30, 2017. Cash distributions to be paid to holders of the Series B Preferred Units and Series C Preferred Units are not available to common unitholders.

EnLink Midstream Partners, LP

Reconciliation of Net Cash Provided by Operating Activities to Adjusted EBITDA

and Distributable Cash Flow

(All amounts in millions)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Net cash provided by operating activities	$113.1	$200.8	$543.8	$533.0
Interest expense (1)	44.8	41.5	130.6	118.9
Current income tax expense	1.0	0.7	1.7	0.9
Distributions from unconsolidated affiliate investment in excess of earnings	0.8	(0.1)	2.7	7.3
Other (2)	0.4	(1.7)	0.4	4.0
Changes in operating assets and liabilities which (provided) used cash:
Accounts receivable, accrued revenues, inventories and other	298.3	127.5	385.1	105.5
Accounts payable, accrued gas and crude oil purchases and other (3)	(174.6)	(142.1)	(252.7)	(114.7)
Adjusted EBITDA before non-controlling interest	$283.8	$226.6	$811.6	$654.9
Non-controlling interest share of adjusted EBITDA (4)	(16.8)	(9.8)	(43.7)	(20.8)
Adjusted EBITDA, net to ENLK	$267.0	$216.8	$767.9	$634.1
Interest expense, net of interest income	(44.1)	(48.9)	(131.5)	(140.5)
Amortization of EOGP. installment payable discount included in interest expense (5)	—	6.4	0.5	19.9
Litigation settlement adjustment (6)	—	—	—	(18.1)
Current taxes and other	(2.1)	(0.7)	(3.3)	(0.9)
Maintenance capital expenditures, net to ENLK (7)	(11.8)	(6.9)	(30.1)	(20.5)
Preferred unit accrued cash distributions (8)	(22.4)	(16.6)	(66.9)	(16.6)
Distributable cash flow	$186.6	$150.1	$536.6	$457.4

(1)         Excludes non-cash interest income and amortization of debt issuance costs and discount and premium.

(2)         Includes non-cash rent, which relates to lease incentives pro-rated over the lease term, accruals for settled commodity swap transactions, and transaction costs, primarily associated with costs we incurred related to the GIP Transaction.

(3)         Net of payments under onerous performance obligation offset to other current and long-term liabilities.

(4)         Non-controlling interest share of adjusted EBITDA includes ENLC’s 16.1% share of adjusted EBITDA from EOGP, NGP’s 49.9% share of adjusted EBITDA from the Delaware Basin JV, Marathon Petroleum Corporation’s 50% share of adjusted EBITDA from the Ascension JV, and other minor non-controlling interests.

(5)         Amortization of the EOGP installment payable discount is considered non-cash interest under the ENLK credit facility since the payment under the payable is consideration for the acquisition of the EOGP assets.

(6)         Represents recoveries from a lawsuit settled in 2017 for amounts not previously deducted from distributable cash flow.

(7)         Excludes maintenance capital expenditures that were contributed by other entities and relate to the non-controlling interest share of our consolidated entities.

(8)         Represents the cash distributions earned by the Series B Preferred Units and Series C Preferred Units of $16.4 million and $6.0 million, respectively, for the three months ended September 30, 2018, $48.9 million and $18.0 million, respectively, for the nine months ended September 30, 2018, cash distributions earned by the Series B Preferred Units of $15.9 million for the three and nine months ended September 30, 2017, and cash distributions earned by the Series C Preferred Units of $0.7 million for the three and nine months ended September 30, 2017. Cash distributions to be paid to holders of the Series B Preferred Units and Series C Preferred Units are not available to common unitholders.

EnLink Midstream Partners, LP

Operating Data

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Midstream Volumes:
Texas Segment
Gathering and Transportation (MMBtu/d)	2,267,300	2,251,700	2,237,900	2,265,900
Processing (MMBtu/d)	1,310,800	1,194,300	1,263,100	1,178,800
Louisiana Segment
Gathering and Transportation (MMBtu/d)	2,273,700	2,009,300	2,197,100	1,960,300
Processing (MMBtu/d)	429,200	443,400	422,200	452,500
NGL Fractionation (Gals/d)	6,545,100	5,814,800	6,457,000	5,630,600
Oklahoma Segment
Gathering and Transportation (MMBtu/d)	1,259,700	889,200	1,181,800	787,400
Processing (MMBtu/d)	1,239,000	872,200	1,170,300	753,500
Crude and Condensate Segment
Crude Oil Handling (Bbls/d)	166,400	95,700	147,700	104,500
Brine Disposal (Bbls/d)	3,300	4,800	3,200	4,700

EnLink Midstream, LLC

Selected Financial Data

(All amounts in millions except per unit amounts)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Total revenues	$2,114.3	$1,397.9	$5,640.7	$3,983.4
Cost of sales	1,696.6	1,053.2	4,403.7	2,987.9
Gross operating margin	417.7	344.7	1,237.0	995.5
Operating costs and expenses, excluding cost of sales:
Operating expenses	114.7	102.1	337.3	308.8
General and administrative	41.9	31.3	99.8	98.5
Loss on disposition of assets	—	1.1	1.3	0.8
Depreciation and amortization	146.7	136.3	430.1	407.1
Impairments	24.6	1.8	24.6	8.8
Gain on litigation settlement	—	—	—	(26.0)
Total operating costs and expenses, excluding cost of sales	327.9	272.6	893.1	798.0
Operating income	89.8	72.1	343.9	197.5
Other income (expense):
Interest expense, net of interest income	(45.2)	(49.6)	(134.3)	(142.2)
Gain on extinguishment of debt	—	—	—	9.0
Income from unconsolidated affiliates	4.3	4.4	11.7	5.0
Other income	0.1	0.3	0.3	0.5
Total other expense	(40.8)	(44.9)	(122.3)	(127.7)
Income before non-controlling interest and income taxes	49.0	27.2	221.6	69.8
Income tax provision	(4.0)	(3.1)	(17.3)	(9.3)
Net income	45.0	24.1	204.3	60.5
Net income attributable to non-controlling interest	37.3	17.9	156.2	50.3
Net income attributable to ENLC	$7.7	$6.2	$48.1	$10.2
Net income attributable to ENLC per unit:
Basic common unit	$0.04	$0.03	$0.27	$0.06
Diluted common unit	$0.04	$0.03	$0.26	$0.06

EnLink Midstream, LLC

Cash Available for Distribution and Calculation of Coverage Ratio

(All amounts in millions except ratios and per unit amounts)

(Unaudited)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2018		2017		2018		2017
Distribution declared by ENLK associated with (1):
General partner interest	$0.7		$0.6		$1.9		$1.9
Incentive distribution rights	15.0		14.8		44.6		44.1
ENLK common units owned	34.5		34.5		103.6		103.6
Total share of ENLK distributions declared	$50.2		$49.9		$150.1		$149.6
Adjusted EBITDA of EOGP (2)	10.6		6.9		29.8		14.6
Transaction costs (3)	1.3		—		1.3		—
Total cash available	$62.1		$56.8		$181.2		$164.2
Uses of cash:
General and administrative expenses	(2.6)		(1.1)		(5.1)		(3.7)
Current income taxes (4)	(0.1)		(0.1)		(0.3)		(0.3)
Interest expense	(1.1)		(0.7)		(2.8)		(1.7)
Maintenance capital expenditures (5)	(0.2)		(0.1)		(0.4)		(0.1)
Total cash used	$(4.0)		$(2.0)		$(8.6)		$(5.8)
ENLC cash available for distribution	$58.1		$54.8		$172.6		$158.4

Actual declared distribution to common unitholders	$49.8		$46.7		$146.9		$139.9
Distribution coverage	1.17	x	1.17	x	1.18	x	1.13	x
Distributions declared per ENLC unit	$0.271		$0.255		$0.801		$0.765

(1)         Represents distributions declared by ENLK and to be paid to ENLC on November 13, 2018 and distributions paid by ENLK to ENLC on August 13, 2018, May 14, 2018, November 13, 2017, August 11, 2017, and May 12, 2017.

(2)         Represents ENLC’s interest in EOGP adjusted EBITDA, which is disbursed to ENLC by EOGP on a monthly basis. EOGP adjusted EBITDA is defined as earnings before depreciation and amortization and provision for income taxes and includes allocated expenses from ENLK.

(3)         Represents transaction costs, primarily associated with costs incurred by ENLC related to the GIP Transaction.

(4)         Represents ENLC’s stand-alone current tax expense.

(5)         Represents ENLC’s interest in EOGP’s maintenance capital expenditures which is netted against the monthly disbursement of EOGP’s adjusted EBITDA per (2) above.

EnLink Midstream, LLC

Reconciliation of Net Income of ENLC to ENLC Cash Available for Distribution

(All amounts in millions)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Net income of ENLC	$45.0	$24.1	$204.3	$60.5
Less: Net income attributable to ENLK	43.2	25.5	202.2	73.2
Net income (loss) of ENLC excluding ENLK	$1.8	$(1.4)	$2.1	$(12.7)
ENLC’s share of distributions from ENLK (1)	50.2	49.9	150.1	149.6
ENLC’s interest in EOGP’s non-cash expenses (2)	5.1	4.6	7.5	12.8
ENLC deferred income tax expense (3)	3.0	2.5	17.2	8.3
Non-controlling interest share of ENLK’s net (income) loss (4)	(3.1)	(0.9)	(5.2)	0.3
Other items (5)	1.1	0.1	0.9	0.1
ENLC cash available for distribution	$58.1	$54.8	$172.6	$158.4

(1)         Represents distributions declared by ENLK and to be paid to ENLC on November 13, 2018 and distributions paid by ENLK to ENLC on August 13, 2018, May 14, 2018, November 13, 2017, August 11, 2017, and May 12, 2017.

(2)         Includes depreciation and amortization, unit-based compensation expense allocated to EOGP, gains and losses on sale of property, and non-cash revenue recognized upon receipt of secured term loan receivable related to contract restructuring.

(3)         Represents ENLC’s stand-alone deferred taxes.

(4)         Represents NGP’s 49.9% share of the Delaware Basin JV, Marathon Petroleum Corporation’s 50% share of the Ascension JV, and other minor non-controlling interests.

(5)         Represents ENLC’s interest in EOGP’s maintenance capital expenditures (which is netted against the monthly disbursement of EOGP’s adjusted EBITDA), transaction costs, primarily associated with costs incurred by ENLC related to the GIP Transaction, and other non-cash items not included in cash available for distribution.

EnLink Midstream Partners, LP

Forward-Looking Reconciliation of Net Income to Adjusted EBITDA and Distributable Cash Flow

(All amounts in millions)

(Unaudited)

	Mid-Year 2018 Outlook (1)			2018 Revised
	Low	Midpoint	High	High Outlook (2)
Net income (3)	$329	$349	$369	$335
Interest expense, net of interest income	180	184	188	181
Depreciation and amortization	556	566	576	571
Impairments	—	—	—	25
Income from unconsolidated affiliate investments	(15)	(17)	(19)	(16)
Distribution from unconsolidated affiliate investments	18	20	22	22
(Gain) loss on disposition of assets	1	1	1	1
Unit-based compensation	39	34	29	41
Income taxes	—	1	2	1
(Gain) loss on non-cash derivatives	14	14	14	15
Payments under onerous performance obligation offset to other current and long-term liabilities	(18)	(18)	(18)	(18)
Non-cash revenue from contract restructuring	(46)	(46)	(46)	(46)
Other (4)	—	—	—	2
Adjusted EBITDA before non-controlling interest	$1,058	$1,088	$1,118	$1,114
Non-controlling interest share of adjusted EBITDA (5)	(58)	(63)	(68)	(64)
Adjusted EBITDA, net to EnLink Midstream Partners, LP	$1,000	$1,025	$1,050	$1,050
Interest expense, net of interest income	(180)	(184)	(188)	(181)
Amortization of EOGP installment payable discount included in interest expense (6)	1	1	1	1
Preferred unit accrued cash distributions	(89)	(89)	(89)	(89)
Current taxes and other	(2)	(6)	(9)	(4)
Maintenance capital expenditures, net to EnLink Midstream Partners, LP	(50)	(52)	(55)	(47)
Distributable cash flow	$680	$695	$710	$730

(1)        Represents the revised forward-looking net income guidance for the year ended December 31, 2018 published on July 31, 2018, and includes the actual results for the six months ended June 30, 2018 and the projected results for the second half of the year ended December 31, 2018. The forward-looking net income guidance from July 1, 2018 through December 31, 2018 excludes the potential impact of gains or losses on derivative activity, gains or losses on disposition of assets, impairment expense, gains or losses as a result of legal settlements, gains or losses on extinguishment of debt, and the financial effects of future acquisitions. The exclusion of these items is due to the uncertainty regarding the occurrence, timing and/or amount of these events.

(2)        Represents the revised forward-looking net income guidance for the year ended December 31, 2018, and includes the actual results for the nine months ended September 30, 2018 and the projected results for the fourth quarter of the year ended December 31, 2018. The forward-looking net income guidance from October 1, 2018 through December 31, 2018 excludes the potential impact of gains or losses on derivative activity, gains or losses on disposition of assets, impairment expense, gains or losses as a result of legal settlements, gains or losses on extinguishment of debt, and the financial effects of future acquisitions. The exclusion of these items is due to the uncertainty regarding the occurrence, timing and/or amount of these events.

(3)        Net income includes estimated net income attributable to ENLK’s non-controlling interest in (i) ENLC’s 16% share of net income from EOGP, (ii) NGP’s 49.9% share of net income from the Delaware Basin JV and (iii) Marathon Petroleum Corp.’s 50% share of net income from the Ascension JV.

(4)        Includes (i) estimated accretion expense associated with asset retirement obligations; (ii) estimated non-cash rent, which relates to lease incentives pro-rated over the lease term; and (iii) successful transaction costs, including transaction costs related to the GIP transaction.

(5)        Non-controlling interest share of adjusted EBITDA includes estimates for (i) ENLC’s 16% share of adjusted EBITDA from EOGP, (ii) NGP’s 49.9% share of adjusted EBITDA from the Delaware Basin JV, (iii) Marathon’s 50% share of adjusted EBITDA from the Ascension JV and (iv) other minor non-controlling interests.

(6)        Amortization of the EOGP installment payable discount is considered non-cash interest under our credit facility since the payment under the payable is consideration for the acquisition of the EOGP assets.

EnLink Midstream does not provide a reconciliation of forward-looking Net Cash Provided by Operating Activities to Adjusted EBITDA because the companies are unable to predict with reasonable certainty changes in working capital, which may impact cash provided or used during the year.  Working capital includes accounts receivable, accounts payable and other current assets and liabilities. These items are uncertain and depend on various factors outside the companies’ control.

EnLink Midstream, LLC

Forward-Looking Reconciliation of Net Income of ENLC to ENLC Cash Available for Distribution (1)

(All amounts in millions)

(Unaudited)

	2018 Outlook
	Low	Midpoint	High
Net income of ENLC (2)	$285	$314	$343
Less: Net income attributable to ENLK (3)	(280)	(305)	(330)
Net income of ENLC excluding ENLK	$5	$9	$13
ENLC’s share of distributions from ENLK (4)	200	200	200
ENLC’s interest in EOGP non-cash expenses	12	12	12
Non-controlling interest share of ENLK’s net income (5)	(9)	(9)	(9)
ENLC deferred income tax expense (6)	23	24	25
Maintenance capital expenditures (7)	(1)	(1)	(1)
ENLC cash available for distribution	$230	$235	$240

(1)        The revised forward-looking net income guidance for the year ended December 31, 2018 includes the actual results for the six months ended June 30, 2018 and the projected results for the second half of the year ended December 31, 2018. The forward-looking net income guidance from July 1, 2018 through December 31, 2018 excludes the potential impact of gains or losses on derivative activity, gains or losses on disposition of assets, impairment expense, gains or losses as a result of legal settlements, gains or losses on extinguishment of debt, and the financial effects of future acquisitions. The exclusion of these items is due to the uncertainty regarding the occurrence, timing and/or amount of these events.

(2)        Net income of ENLC includes estimated net income attributable to ENLC’s non-controlling interest in ENLK.

(3)        Net income attributable to ENLK is net of the estimated non-controlling interest share attributable to the Delaware Basin JV, Ascension JV and EOGP.

(4)        Represents quarterly distributions estimated to be paid to ENLC by ENLK for 2018.

(5)        Represents estimated amounts for (i) NGP’s 49.9% share of adjusted EBITDA from the Delaware Basin JV, (ii) Marathon Petroleum Corp.’s 50% share of adjusted EBITDA from the Ascension JV and (iii) other minor non-controlling interests.

(6)        Represents ENLC’s estimated stand-alone deferred taxes for 2018.

(7)        Represents 2018 maintenance capital expenditures attributable to ENLC’s share of EOGP.